McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-621 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

December 10, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E., Mail Stop 3561
Washington, D.C.   20549
Attention:  H. Roger Schwall

RE: Amendments No. 3 to Form S-3
                                           China Marine Food Group Ltd.
                                           File No. 333-161910

Dear Mr. Schwall:

The following is our reply to your comments and inquiries in your letter of December 7, 2009, regarding the Registration Statement on Form S-3 of China Marine Food Group Ltd.  To facilitate your review, the responses re keyed to your comments.

Comment:

 Exhibit 5.1

1.
The opinion states that it is “limited to the laws of the State of New York, the laws of the State of Nevada (including the applicable provisions of the Nevada Constitution applicable judicial and regulatory decisions interpreting these laws and applicable rules and regulations underlying these laws).”  As referenced in our prior comment 6 in both our October 8, 2009 and November 3, 2009 comment letters, please obtain a revised opinion that makes clear that it encompasses the applicable statutory provisions, the rule and regulations underlying the provisions, and applicable judicial and regulatory determinations of each relevant jurisdiction.  In this case, that would appear to include the State of New York.

The opinion o f McLaughlin & Stern LLP has been revised on page to clarify that the opinions expressed regarding the laws of the State of New York include the applicable provisions of the New York Constitution, judicial and regulatory decisions interpreting these laws and applicable rules and regulations underlying these laws.  No state law other than New York or Nevada is referenced in the opinions or the registration statement.

Comment

2.
Please ensure that the revised opinion you file includes correct and consistent internal references.  For example, we refer you to the incorrect references which appear in numbered paragraphs 4 and 5 of the Gordon Law Group opinion that is included as part of the opinion you files as Exhibit 5.1.

The internal references in paragraphs 4 and 5 of the McLaughlin & Stern LL and Gordon Law Group opinions have been changed

Additional changes in the Amendment are marked in the submitted filing.  These changes include:

1.	Updating the price per share of common stock on the cover page of the prospectus.
2.	Updating the list of periodic filings being incorporated by reference on page 4.
3.	Updating the number of shares of common stock outstanding on page 7
4.	Updating the number of previously issued warrants that have been exercised on page.8.
5.	Deleting a reference to debt security on page 17.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 212 448-6216.

Thank you for your consideration.

Yours truly,

/s/ Steven Schuster

Steven Schuster

Cc: Tracey McNeil